March 10, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Robert Littlepage

Re:	Luokung Technology Corp.
Form 20-F for the Fiscal Year Ended December 31, 2021
File No. 001-34738

Dear Mr. Littlepage:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated February 6, 2023 (the “Comment Letter”), to Luokung Technology Corp. (the “Company”) with respect to the Company’s Annual Report of Foreign Private Issuer on Form 20-F (the “Form 20-F”) filed with the Commission on May 17, 2022 (File No. 001-34738). The proposed Amendment No. 1 and Amendment No. 2 to the Form 20-F were submitted as an annex to the Commission as correspondence on October 11, 2022 and January 20, 2023, respectively.

Set forth below are the Company’s responses to the Staff communicated in its Comment Letter. In connection with such responses, we are submitting the Company’s proposed Amendment No. 3 to the Form 20-F (“20-F/A No. 3”) as Annex A hereto. As discussed with a member of the Staff (Mr. Mitchell Austin) over the phone on September 28, 2022, we are submitting our proposed amended 20-F directly to the Staff rather than filing it electronically via EDGAR, and will file it via EDGAR once the Staff has confirmed that the Commission has no further comments on the Form 20-F, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the 20-F/A No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the 20-F/A No. 3.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 3

1.	We note your response to prior comment 2. Please ensure your disclosures address how recent statements by China’s government have or may impact the company’s ability “to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.”.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 18 of the 20-F/A No. 3.

2.	We note your response to prior comment 5. Please expand your disclosure to specifically address whether or not any permissions and approvals are required to be obtained from Chinese authorities to offer securities. If you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you do not need any permissions or approvals to offer securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the 20-F/A No. 3.

D. Risk Factors, page 4

3.	We note your response to prior comment 4. Please include a header to disclose which risk factors are related to doing business in China.

Response: In response to the Staff’s comment, the Company has revised the Risk Factors Summary section of the 20-F/A No. 3.

Should any questions arise in connection with this response letter or the 20-F/A No. 3, please contact Elizabeth F. Chen, Esq. from Pryor Cashman LLP, counsel to the Company at 212-326-0199 or echen@pryorcashman.com.

Sincerely yours,

Luokung Technology Corp.

/s/ Xuesong Song
Xuesong Song
Chief Executive Officer

cc:	Elizabeth F. Chen, Esq. Pryor Cashman LLP

Annex A